UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/S/ BAIZHONG XUE
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: August 27, 2010

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Second Quarter 2010 Financial Results

2Q10 Revenue up 8.8% to RMB82.4 Million YOY

2Q10 Non-GAAP Net Income As Adjusted up 11.8% to RMB21.1 Million YOY

Live Conference Call to be Held Thursday, August 26, 2010 at 8:00 am ET

Beijing, China, August 25, 2010 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced financial results for the second quarter of 2010.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “Our second quarter financial results reflect our operational strength and the ongoing demand for Baquting. Heading into the second half of the year, we continue to expect to reach our revenue guidance and we anticipate that our profitability will remain in line with historical margin performance. We are also executing a proactive sales and marketing strategy to bolster our number one leadership position in the hemocoagulase market. This includes active participation in marketing events, enhancing sales coverage across China and further aligning sales force incentives with performance. We also look forward to entering 2011 with a broader product portfolio to further drive growth and profitability over the long-term.”

Second Quarter 2010 Financial Highlights

•	Revenue increased 8.8% year over year to RMB82.4 million ($12.2 million)[1] from RMB75.8 million in the prior year period;

•	Baquting revenue increased 8.2% to RMB77.8 million ($11.5 million) from RMB71.9 million in the prior year period;

•	Gross margin was approximately 88.8%;

•	Operating margin was 29.2%, reflecting operating income of RMB24.1 million ($3.5 million), up 7.4% from RMB22.4 million in the prior year period;

•	Net income increased 10.1% to RMB19.4 million ($2.9 million), or RMB0.98 ($0.14) per diluted ADS[2] , from RMB17.6 million, or RMB0.97 per diluted ADS in the prior period; and

•

Non-GAAP net income as adjusted, excluding non-cash foreign exchange gains/losses and share-based compensation expenses, increased 11.8% to RMB21.1 million ($3.1 million) from RMB18.9 million in the prior period.

Second Quarter 2010 Financial Performance

Second quarter 2010 revenue increased 8.8% to RMB82.4 million ($12.2 million) from RMB75.8 million in the second quarter of 2009. Revenue from Baquting increased 8.2% to RMB77.8 million ($11.5 million) from RMB71.9 million in the prior year’s period. Revenue from Adenosine (Aiduo and Aiwen) was flat at RMB1.4 million ($212,000) compared to RMB1.4 million in the prior year period, and revenue from other products increased to RMB3.2 million ($470,000) from RMB2.5 million in the prior year period.

For the second quarter of 2010, gross profit increased 10.8% to RMB73.2 million ($10.8 million) from RMB66.1 million in the prior year’s period. Gross margin for the second quarter of 2010 was 88.8%, compared to 87.2% in the second quarter of 2009.

[1]	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2010, were made at the noon buying rate of RMB6.7815 to USD1.00 on June 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Operating income increased 7.4% to RMB24.1 million ($3.5 million) in the second quarter of 2010, from RMB22.4 million in the prior year period. Operating margin for the second quarter of 2010 was 29.2%, compared to 29.6% in the prior year period.

Selling, marketing and distribution expenses increased 6.3% to RMB34.6 million ($5.1 million) in the second quarter of 2010, from RMB32.5 million in the prior period. Research and development expenses remained steady at RMB2.8 million ($408,000) in the second quarter of 2010, compared to RMB2.8 million in the prior period. Selling, marketing and distribution expenses and research and development expenses remained approximately flat as a percentage of revenue. General and administrative expenses increased 41.2% to RMB11.8 million ($1.7 million) in the second quarter of 2010, from RMB8.3 million in the prior year’s period. This increase primarily reflects share-based compensation expense as well as additional costs related to the growth of the Company’s business, including recruitment of new professionals and compliance-related costs to support the Company’s operations as a U.S.-listed public company.

Provision for income taxes in the second quarter of 2010 was RMB2.0 million ($294,000), representing an effective tax rate of 9.3%, compared to RMB3.9 million, representing an effective tax rate of 18.3% in the prior year period. The decrease in effective tax rate reflects account true-up taxation adjustments related to permanent differences in the prior year period, which are not present in the current period.

Net income increased 10.1% to RMB19.4 million ($2.9 million), or RMB0.98 ($0.14) per diluted ADS in the second quarter of 2010, from RMB17.6 million, or RMB0.97 per diluted ADS, in the prior period. Non-GAAP net income, as adjusted, excluding non-cash foreign exchange gains/losses and share-based compensation expenses, increased 11.8% to RMB21.1 million ($3.1 million) from RMB18.9 million in the prior period.

As of June 30, 2010, the Company had approximately 158.6 million weighted average diluted shares, or 19.8 million ADSs, compared to 96.3 million weighted average diluted shares, equivalent to 12.0 million ADSs, outstanding as of June 30, 2009.

As of June 30, 2010, the Company had cash and cash equivalents of RMB292.3 million ($43.1 million), compared to RMB351.3 million as of December 31, 2009.

Six Months Ended June 30, 2010 Financial Performance

For the six months ended June 30, 2010, revenue increased 12.3% to RMB152.1 million ($22.4 million) from RMB135.5 million for the six months ended June 30, 2009. During this same time period, gross profit increased 13.6% to RMB135.6 million ($20.0 million) from RMB119.4 million and operating income increased 20.6% to RMB45.4 million ($6.7 million) from RMB37.6 million.

Net income increased 26.6% to RMB36.5 million ($5.4 million), or RMB1.84 ($0.27) per diluted ADS, for the six months ended June 30, 2010, from RMB28.8 million, or RMB1.40 per diluted ADS, for the six months ended June 30, 2009. During this same time period, non-GAAP net income, as adjusted, excluding non-cash foreign exchange gains/losses and share-based compensation expenses, increased 29.0% to RMB39.9 million ($5.9 million) from RMB30.9 million. Weighted average number of diluted shares outstanding was approximately 159.0 million for the six months of 2010, compared to 96.1 million weighted average number of diluted shares outstanding for the six months of 2009.

Foreign Exchange and Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expense of approximately RMB1.7 million ($247,000) for the second quarter of 2010, compared to RMB1.3 million for the prior year period. For six months ended June 30, 2010, the Company recognized non-cash share-based compensation expense of approximately RMB3.4 million ($507,000), compared to RMB2.2 million for the prior year period.

Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expense.

Recent Events

The Company has continued new product development and licensing efforts. Recent events in these efforts include the following:

•

Kaitong’s Technical Review Completed: The SFDA completed its technical review of Kaitong and Kaitong’s development is moving forward as planned. The Company’s development partner for Kaitong, Jilin Yuhua, received a notice from the SFDA in August 2010 to progress to the on-site inspection of its manufacturing facilities. The Company continues to expect to receive the manufacturing license for Kaitong by the end of 2010.

•

Onsite Inspection for Dipyridamole Aspirin Completed: The SFDA recently completed its on-site inspection, a final step in the SFDA review process. The Company continues to expect to receive the manufacturing license for Dipyridamole Aspirin by the end of 2010.

•

Agreement to Market Dianatal® Obstetric Gel in Greater China Region: In June 2010, the Company entered into a distribution agreement with the Swiss company, HCB Happy Child Birth Holding Inc. Under this agreement, the Company will receive an exclusive license to register, market and distribute Dianatal® Obstetric Gel in Mainland China, Hong Kong and Macao. The Company expects to launch the product in Hong Kong and Macao by early 2011, and expects product registration in Mainland China to take up to 18 months.

Mr. Baizhong Xue continued, “We are excited about our diversifying product portfolio, which is on track to include sales of Kaitong, Dipridamole Aspirin and Dianatal® Obstetric Gel in 2011.”

Financial Outlook

Mr. Robert Pu, Chief Financial Officer of the Company, said, “In 2010, we will continue to execute on our growth strategies by focusing on marketing initiatives and deepening and broadening our hospital coverage. Our first half revenue performance typically comprises less than half of our full year results, and we reiterate that we are targeting revenue in the range of $51 to $53 million in 2010, driven primarily by our ongoing organic growth and leadership in the hemocoagulase market.”

This forecast does not include potential revenue contributions from products not yet launched, such as Kaitong, and reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on Thursday, August 26, 2010 to discuss second quarter 2010 results.

United States toll free:	1-866-788-0542
China toll free:	10-800-7122655
Hong Kong toll free:	800-963844
United Kingdom toll free:	0808-2347616
International:	1-857-350-1680
Conference ID:	50147156

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through September 2, 2010. Listeners may access the replay by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Conference ID:	19232320

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Use of Non-GAAP Financial Measures

The Company has included in this press release the non-GAAP net income as adjusted, which is defined as net income excluding the effect of foreign exchange gains related to the re-valuation of the Company’s U.S. dollar denominated preference shares issued in December 2007 against the Renminbi, the Company’s functional currency, as well as the share-based compensation expenses. The Company believes that both management and investors benefit from referring to the non-GAAP net income as adjusted in assessing the performance of the Company and when planning and forecasting future periods. The Company believes that the non-GAAP net income as adjusted provides meaningful supplemental information regarding its operating results and the Company will continue to monitor such non-GAAP presentation in the future. The use of non-GAAP net income as adjusted has limitations and the readers should not consider non-GAAP net income as adjusted in isolation from or as alternatives to consolidated income data prepared in accordance with U.S. GAAP, or as a measure of profitability, and should refer to the reconciliation of non-GAAP net income as adjusted with net income also included herein.

Contact Information

ICR, LLC

In the U.S.: Ashley M. Ammon and Christine Duan: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6599-7968

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010

	Six Months 2009	Six Months 2010		2Q 2009	2Q 2010
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	135,493	152,144	22,435	75,763	82,405	12,151
Cost of revenue	(16,115)	(16,585)	(2,446)	(9,705)	(9,240)	(1,363)

Gross profit	119,378	135,559	19,989	66,058	73,165	10,788

Operating expenses
Research and development costs	(4,611)	(5,899)	(870)	(2,790)	(2,770)	(408)
Selling, marketing and distribution expenses	(59,034)	(59,571)	(8,784)	(32,514)	(34,555)	(5,095)
General and administrative expenses	(18,116)	(24,707)	(3,643)	(8,345)	(11,782)	(1,737)

Total operating expenses	(81,761)	(90,177)	(13,297)	(43,649)	(49,107)	(7,240)

Operating profit	37,617	45,382	6,692	22,409	24,058	3,548
Interest income	732	606	89	583	321	47
Interest expense	(3,251)	(3,942)	(581)	(1,510)	(2,024)	(298)
Other (expenses) income, net	400	830	122	84	(968)	(143)

Income before income tax expense	35,498	42,876	6,322	21,566	21,387	3,154
Income tax expense	(6,679)	(6,413)	(946)	(3,946)	(1,994)	(294)

Net income	28,819	36,463	5,376	17,620	19,393	2,860

Net loss attributable to non-controlling interest	—	14	2	—	13	2

Net income	28,819	36,477	5,378	17,620	19,406	2,862

Accretion of Series A convertible redeemable preference shares	(7,348)	—	—	(3,672)	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	(4,647)	—	—	(2,322)	—	—

Net income attributed to ordinary shares	16,824	36,477	5,378	11,626	19,406	2,862

Net income per share
Basic	0.18	0.23	$0.03	0.12	0.12	$0.02
Diluted	0.18	0.23	$0.03	0.12	0.12	$0.02

Shares used in net income pershare computation
Basic	95,447,648	158,441,508	158,441,508	95,447,648	158,457,111	158,457,111
Diluted	96,096,398	158,973,110	158,973,110	96,264,739	158,629,958	158,629,958

Net income per ADS
Basic	1.41	1.84	$0.27	0.97	0.98	$0.14
Diluted	1.40	1.84	$0.27	0.97	0.98	$0.14

Shares used in net income per ADS computation
Basic	11,930,956	19,805,189	19,805,189	11,930,956	19,807,139	19,807,139
Diluted	12,012,050	19,871,639	19,871,639	12,033,092	19,828,745	19,828,745

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and JUNE 30, 2010

	December 31, 2009	JUNE 30, 2010
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	351,258	292,257	43,096
Restricted cash	34,200	34,200	5,043
Other investment - Current	2,000	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 as of December 31, 2009 and June 30, 2010)	103,719	126,934	18,718
Bills receivable	34,346	29,619	4,368
Inventories	14,765	15,988	2,358
Prepayments and other receivables	26,976	49,853	7,351
Prepaid income tax	6,397	8,097	1,194
Amounts due from a related party	—	3,561	525
Deferred tax assets	1,171	540	80

Total current assets	574,832	561,049	82,733

Non-current assets:
Property, plant and equipment, net	163,915	194,092	28,621
Land use rights, net	26,212	25,982	3,831
Intangible assets, net	8,369	8,098	1,194
Other Investments-Non current	3,414	3,414	503
Deferred tax assets	4,712	5,060	746

Total non-current assets	206,622	236,646	34,895

TOTAL ASSETS	781,454	797,695	117,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	125,618	122,435	18,054
Accounts payable	1,924	1,662	245
Accrued expenses and other payables	29,994	15,193	2,240
Income tax payable	8,885	2,618	386
Unrecognized tax benefits	809	809	119
Deferred tax liability	16	—	—

Total current liabilities	167,246	142,717	21,044

Non-current liabilities:
Deferred tax liabilities	1,858	1,992	294
Deferred government grants	19,258	19,355	2,855
Long-term payable	10,557	10,928	1,612

Total non-current liabilities	31,673	32,275	4,761

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,420,142 and 158,490,942 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	597	597	88
Additional paid-in capital	451,716	455,412	67,155
Retained earnings	128,071	164,548	24,264

Total shareholders’ equity	580,384	620,557	91,507

Non-controlling interests	2,151	2,146	316

TOTAL EQUITY	582,535	622,703	91,823

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	781,454	797,695	117,628

RECONCILIATION OF NON-GAAP NET INCOME AS ADJUSTED WITH NET INCOME

	Six months ended
	June 30,
	2009	2010	2010
	RMB’000	RMB ‘000	USD ‘000

Net Income	28,819	36,477	5,378

Foreign exchange gains from re-valuation of preference shares	(52)	—	—

Share-based compensation expenses	2,169	3,438	507

Non-GAAP adjusted net income	30,936	39,915	5,885

	Three months ended
	June 30,
	2009	2010	2010
	RMB’000	RMB ‘000	USD ‘000

Net Income	17,620	19,406	2,860

Foreign exchange gains from re-valuation of preference shares	(28)	—	—

Share-based compensation expenses	1,266	1,678	247

Non-GAAP adjusted net income	18,858	21,084	3,107